

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

July 22, 2020

Anne Chwat, Esq.
Executive Vice President, General Counsel and Corporate Secretary
International Flavors & Fragrances Inc.
521 West 57th Street
New York, NY 10019

> **Re: International Flavors & Fragrances Inc.**
> **Amendment No. 2 to Preliminary Proxy Statement on Schedule 14A**
> **Filed July 15, 2020**
> **File No. 001-04858**

Dear Ms. Chwat:

We have reviewed your amended filing and have the following comment. In our comment, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to our comment within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe our comment applies to your facts and circumstances, please tell us why in your response.

After reviewing your response to our comment, we may have additional comments.

Amendment No. 2 to Preliminary Proxy Statement on Schedule 14A

Directors and Officers of IFF Before and After the Transactions, page 79

1. It appears that you do not currently intend to provide information in the proxy statement regarding all of the individuals who will serve as directors on the board of IFF following the transactions that will occur if the share issuance proposal is approved and the transactions contemplated thereby are consummated. With a view toward revised disclosure, please advise what consideration you gave to providing the disclosure required by Item 7 of Schedule 14A with respect to the remaining individuals, out of a total of 13, who will become directors of IFF if the share issuance proposal is approved and the transactions are consummated. Refer to Note A to Schedule 14A.

We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

You may contact Tara Harkins at (202) 551-3639 or Kevin Kuhar at (202) 551-3662 if you have questions regarding comments on the financial statements and related matters. Please contact Tim Buchmiller at (202) 551-3635 or Christine Westbrook at (202) 551-5019 with any other questions.

Sincerely,

Division of Corporation Finance
Office of Life Sciences

cc: Kyle A. Harris, Esq.